Commission File No. 0-27656

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K

[X] Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[Fee Required] for the year ended December 31, 2003

or

[  ] Transition Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[No Fee Required] for the Transition Period
from______to______Commission File Number______

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

CHILDTIME LEARNING CENTERS, INC.

(Name of issuer of the securities held pursuant to the Plan)

21333 Haggerty Rd, Suite 300
Novi, Michigan 48375

(Address of principal executive offices)

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended December 31, 2003 and 2002

Exhibits
Consent of Independent Accountants with respect to the financial statements of the Childtime Children’s Centers 401(k) Retirement & Savings Plan as of December 31, 2003 and for the year ended December 31, 2003	23.1

906 Certification of Chief Financial Officer/Trustee	32.1

     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHILDTIME CHILDREN’S CENTER’S 401(k) SAVINGS & RETIREMENT PLAN

By:	/s/ Frank Jerneycic

Frank Jerneycic
Chief Financial Officer
Childtime Learning Centers, Inc.

     Date: June 29, 2004

June 4, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
Childtime Children’s Centers 401(k)
Savings & Retirement Plan
21333 Haggerty Road, Suite 300
Novi, Michigan 48375

We have audited the accompanying statement of net assets available for plan benefits of Childtime Children’s Centers 401(k) Savings & Retirement plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Childtime Children’s Centers 401(k) Savings & Retirement Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes, referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FOLLMER RUDZEWICZ PLC
Sterling Heights, Michigan

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

COMPARATIVE STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments, at fair market value:
Mutual funds	$5,790,001	$4,558,409
Company common stock	122,175	57,498
Participant loans	102,402	88,336

Total investments	$6,014,578	$4,704,243

Contributions receivable:
Participant	$57,458	$79,636
Employer	8,080	12,259

Total contributions receivable	$65,538	$91,895

Net assets available for benefits	$6,080,116	$4,796,138

The attached NOTES TO FINANCIAL STATEMENTS form an integral part of these statements.

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income — interest and dividend income	$118,167

Contributions:
Participants	$708,850
Employer	102,811

Total contributions	$811,661

Net appreciation in fair value of investments:
Mutual funds	$857,371
Company common stock	22,455

Total appreciation	$879,826

Total additions to net assets	$1,809,654

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
Benefit payments	$525,676

NET INCREASE IN NET ASSETS	$1,283,978
NET ASSETS AVAILABLE FOR BENEFITS, January 1	4,796,138

NET ASSETS AVAILABLE FOR BENEFITS, December 31	$6,080,116

The attached NOTES TO FINANCIAL STATEMENTS form an integral part of these statements.

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2003 and 2002

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

Childtime Childcare, Inc. (the “Company”) established the Plan effective June 1, 1991. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed one year of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Investment Options

Participants may contribute up to 15 percent of their eligible earnings as defined in the plan agreement. Participants may also make rollover contributions representing distributions from other tax-qualified plans. Participants may direct employee contributions in 1 percent increments in any of 10 investment options. These options are professionally managed mutual funds and the Company’s common stock and vary in their respective strategies, risks, and goals. Participants may change their investment options daily. The Company may elect to contribute an employer match, which is determined by the Board of Directors on an annual basis, with the maximum match being 25 percent of employee contributions on up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

Participant Accounts

An account is maintained on behalf of each participant by the Recordkeeper. On a quarterly basis, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Vesting

A participant’s account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the Plan agreement.

Payment of Benefits

The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

Payment to a participant with an account balance of $5,000 or less upon termination will be made in a lump-sum amount equal to the account value unless the participant has elected to roll over an amount to an individual retirement plan. If the value of a participant’s account exceeds $5,000, the participant may elect to receive a lump-sum amount equal to the value of his or her account, periodic payments, or various annuity options as defined in the plan.

Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

Participant Loans

Upon written request of individual active participants, the Plan administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 2003, interest rates on participant loans range from 6.00 percent to 11.5 percent. The loans shall require periodic payments and shall not exceed five years in duration.

Forfeited Employer Contributions

At December 31, 2003, forfeited nonvested employer contributions totaled $1,465 and will be used by the sponsor to reduce future employer contributions. During the year ended December 31, 2003 the Plan sponsor used $16,415 of forfeited nonvested employer contributions to offset the loss incorrectly incurred when the employer stock was repurchased following liquidation.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain accounting policies followed in the preparation of these financial statements.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Company’s common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Franklin Small-Mid Cap Growth Fund, Templeton Foreign Fund, Washington Mutual Investors Fund, The Bond Fund of America, The Growth Fund of America, Vanguard 500 Index Fund, American Balanced Fund, The Cash Management Trust of America, and the AIM Cash Reserves Shares are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

Cash

Cash items represent pending transfers between investment funds options that have not settled as of the plan year-end. The cash does not bear interest and does not include unrealized appreciation (depreciation).

Net Appreciation (Depreciation)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the Plan agreement.

Benefit Payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Risks and Uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds and the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the statement of net assets available for benefits. Due to the short term nature of the Plan’s receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.

NOTE 3 TAX STATUS

The Plan is an adoption of a standardized prototype plan written by Burke Group, Incorporated. The prototype sponsor received a favorable determination letter dated March 5, 2002 in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in theses financial statements.

NOTE 4 RELATED PARTY TRANSACTIONS

For the periods ended December 31, 2003 and 2002, the Company paid for the administrative expenses of the Plan. The Chief Financial Officer of the Company was the Trustee of the Plan.

NOTE 5 BENEFITS PAYABLE

There were no benefits payable to participants who became eligible to take distributions from the Plan at December 31, 2003 and 2002.

NOTE 6 INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002
Franklin Small-Mid Cap Growth Fund — Class A, 25,776 and 24,201 shares, respectively	$778,952	$531,213
Templeton Foreign Fund — Class A, 41,936 and 39,090 shares, respectively	$446,195	$324,839
Washington Mutual Investors Fund — Class A, 70,692 and 67,225 shares, respectively	$2,034,517	$1,580,469
The Bond Fund of America — Class A, 49,810 and 42,554 shares, respectively	$672,938	$540,432
AIM Cash Reserves Shares, 836,513 and 807,155 shares, respectively	$836,513	$807,155
American Balanced Fund — Class A, 41,117 and 39,064 shares, respectively	$710,917	$563,307

NOTE 7 SUBSEQUENT EVENT

Plan Merger

On January 1, 2004, the Tutor Time Learning Systems, Inc. 401(k) Plan was merged into the Childtime Children’s Centers 401(k) Savings and Retirement Plan. Prior to the merger, the plans covered eligible employees at Childtime Learning Centers and its subsidiary, Tutor Time Learning Centers. The transferred net assets have been recognized in the accounts of the Childtime Plan as of January 1, 2004, at their balances as previously carried in the accounts of the Tutor Time Plan.

Concurrent with the Plan merger, the assets of the Plan were transferred to Merrill Lynch Trust Company, FSB which was also designated as the Plan trustee. Participants are able to direct their investment among ten mutual funds or select a model for investing in these same funds through the Goal Manager Service. The Company common stock remained an investment option only for those participants already holding shares.

SUPPLEMENTAL INFORMATION

CHILDTIME CHILDREN’S CENTERS
401(k) SAVINGS & RETIREMENT PLAN
EIN # 36-2616190
Plan #001
Schedule H, Line 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

(a)	(b)	(c)	(e)
		Description of investment including
Party in		maturity date, rate of interest,	Current
Interest	Identity of issuer	collateral, par or maturity value	value
*	Franklin Templeton	Small-Mid Cap Growth Fund - Class A	$778,952
*	Franklin Templeton	Foreign Fund - Class A	446,195
*	The American Funds Group	Washington Mutual Investors Fund	2,034,517
*	The American Funds Group	American Balanced Fund	710,917
*	The American Funds Group	The Bond Fund of America	672,938
*	The American Funds Group	The Growth Fund of America	111,383
*	The American Funds Group	The Cash Management Trust of America	98,721
*	AIM Funds	Cash Reserve Shares	836,513
*	The Vanguard Group	Vanguard 500 Index Fund	99,865
*	Childtime Learning Centers, Inc.	Childtime Leaning Centers, Inc. Stock	122,175
	Participant loans	Participant loans (interest rates from
		6.00% to 11.50%)	102,402

			$6,014,578

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification of Chief Financial Officer/Trustee